Exhibit 99.1

Unaudited Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statement of Financial Position

as of June 30, 2021 and December 31, 2020

Assets

		June 30,
		2021	December 31,
		(Unaudited)	2020
	Notes	USD `000	USD `000
Non-current assets:
Other non-current assets		3	3
Total non-current assets		3	3
Prepaid expenses	4.1	224	337
Other receivables	4.2	182	91
Income tax receivable		190	196
Cash and cash equivalents	4.3	75,097	79,087
Total current assets		75,693	79,711
Total assets		75,696	79,714

Equity and Liabilities

		June 30,
		2021	December 31,
		(Unaudited)	2020
		USD `000	USD `000
Share capital	5.1	157	154
Other components of equity:
Foreign currency translation reserve		90,808	93,315
Accumulated deficit		(15,856)	(14,825)
Equity attributable to shareholders of the Company		75,109	78,644
Total equity		75,109	78,644

Trade payables	6.1	30	476
Accrued liabilities	4.4	557	594
Total current liabilities		587	1,070
Total equity and liabilities		75,696	79,714

See accompanying notes to these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the six months ended June 30, 2021 and 2020

amounts in thousands except per share amounts

		Six Months Ended June 30,
	Notes	2021	2020
		USD	USD
Research and development costs	3.1	(63)	(235)
General and administrative costs	3.1,6.1	(1,761)	(1,788)
Operating loss		(1,824)	(2,023)
Foreign exchange rate gain (loss), net		893	(240)
Other finance (expense) income, net		(101)	4
Net loss for the period		(1,032)	(2,259)

Net loss for the period attributable to:
Equity holders of the Company		(1,032)	(2,259)
Net loss per share basic and diluted	3.3	(0.01)	(0.02)

See accompanying notes to these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive (Loss) Income

for the six months ended June 30, 2021 and 2020

	Six Months Ended June 30,
	2021	2020
	USD `000	USD `000
Net loss for the period	(1,032)	(2,259)
Other comprehensive (loss) income
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(2,507)	216
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods	(2,507)	216
Other comprehensive (loss) income	(2,507)	216
Total comprehensive loss	(3,539)	(2,043)
Attributable to:
Equity holders of the Company	(3,539)	(2,043)

See accompanying notes to these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

for the six months ended June 30, 2020 and 2021

			Foreign
			currency
		Share	translation	Accumulated	Total
		capital	reserve	deficit	equity
	Notes	USD `000	USD `000	USD `000	USD `000
At January 1, 2020		152	85,849	(8,432)	77,569
Net loss for the period		—	—	(2,259)	(2,259)
Other comprehensive income		—	216	—	216
Total comprehensive (loss)		—	216	(2,259)	(2,043)
Exercise of equity awards		2	—	—	2
Distribution to equity award holders		—	—	(278)	(278)
Share-based payment costs	3.1	—	—	231	231
Transactions with owners		2	—	(47)	(45)
At June 30, 2020		154	86,065	(10,738)	75,481

			Foreign
			currency
		Share	translation	Accumulated	Total
		capital	reserve	deficit	equity
	Notes	USD `000	USD `000	USD `000	USD `000
At January 1, 2021		154	93,315	(14,825)	78,644
Net loss for the period		—	—	(1,032)	(1,032)
Other comprehensive loss		—	(2,507)	—	(2,507)
Total comprehensive loss		—	(2,507)	(1,032)	(3,539)
Exercise of equity awards	5.1	3	—	—	3
Share-based payment costs	3.1	—	—	1	1
Transactions with owners		3	—	1	4
At June 30, 2021		157	90,808	(15,856)	75,109

See accompanying notes to these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows

for the six months ended June 30, 2021 and 2020

		Six Months Ended June 30,
		2021	2020
	Notes	USD `000	USD `000
Operating activities:
Loss before taxes		(1,032)	(2,259)
Adjustments to reconcile loss before tax to net cash flows from operating activities:
Share-based payment costs	3.1	1	231
Decrease in prepayments and other receivables		11	71
(Decrease) increase in trade payables and accrued liabilities		(459)	44
Net cash flows used in operating activities		(1,479)	(1,913)
Investing activities:
Increase in rent security deposit		—	(1)
Net cash flows used in investing activities		—	(1)
Financing activities:
Exercise of equity awards	5.1	3	2
Repurchase equity awards		—	(274)
Net cash flows provided by (used in) financing activities		3	(272)
Net decrease in cash and cash equivalents		(1,476)	(2,186)
Net foreign exchange differences		(2,514)	214
Cash and cash equivalents at beginning of period		79,087	77,598
Cash and cash equivalents at end of period	4.3	75,097	75,626

See accompanying notes to these unaudited interim condensed consolidated financial statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Section 1— Corporate information

1.1         Organization

Forward Pharma A/S (the “Company”) is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's directly, and indirectly, owned German, United States and two Danish subsidiaries, identified as follows: Forward Pharma GmbH (“FP GmbH”), Forward Pharma USA, LLC (“FP USA”), Forward Pharma FA ApS (“FA”) and Forward Pharma Operations ApS (“Operations”), respectively. The Company and its subsidiaries are collectively referred to as the “Group.”

The unaudited interim condensed consolidated financial statements included herein do not include risk factors or other important information about the Group that can be found in the Company’s 2020 Annual Report on Form 20-F (“Annual Report”) filed with the United States Securities and Exchange Commission on April 14, 2021. Readers of the interim condensed consolidated financial statements included herein should read the Annual Report.

The Company's board of directors authorized the issuance of the interim condensed consolidated financial statements included herein on October 11, 2021.

1.2         Intellectual Property Proceedings and the Settlement and License Agreement

Effective as of February 1, 2017, the Company entered into a Settlement and License Agreement (the “License Agreement”) with two wholly owned subsidiaries of Biogen Inc. (collectively “Biogen”). The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States to defined intellectual property of the Company. In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion (“Non-refundable Fee”) in February 2017.

See the Annual Report for additional information.

Opposition Proceeding Update

The Company’s European patent EP2801355 (“355 patent”) has been the subject of an opposition proceeding (“Opposition Proceeding”) brought by several opponents including Biogen. While Biogen has an exclusive license to the Company’s intellectual property outside the United States, including the 355 patent, the License Agreement did not resolve the Opposition Proceeding. The License Agreement allowed for the Opposition Division, the Technical Board of Appeal (the “TBA”) and the Enlarged Board of Appeal of the European Patent Office (the “EPO”), as applicable, to make the final determination as to the validity of the 355 patent and whether such patent should remain enforceable. As discussed in more detail in the Annual Report, the final determinations in the Opposition Proceeding would determine whether future royalties are due to the Company in accordance with the License Agreement.

On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning the 355 patent and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked the 355 patent after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the appeal would be heard by the TBA of the EPO on June 18, 2020 (the “2020 Hearing”).

The 2020 Hearing was postponed twice as the result of the ongoing novel coronavirus 2019 pandemic and was finally heard by the TBA on September 6, 2021. At the conclusion of the appeal hearing, the TBA dismissed the Company’s appeal of the previous decision of the Opposition Division to revoke the 355 patent. The TBA made its decision after considering the Company’s appeal against the decision of the Opposition Division and third-party submissions from several opponents. The TBA will issue detailed reasons for the decision in written form in due course, and following receipt and review of these, management will decide future plans for the Group. Such plan may involve a petition for review at the Enlarged Board of Appeal of the EPO in an effort to overturn the unfavorable outcome, but the likelihood of a petition for review being successful is low. The denial of a petition for review would end the Opposition Proceeding in favor of the opponents. For all practical purposes, such denial or the absence of a petition for review would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s future net sales outside the United States, as defined in the License Agreement.

1.3         Going Concern

The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months. As discussed in Note 1.2, management will be deciding future plans for the Group after receipt and evaluation of the TBA’s written decision regarding the 355 patent.

Any unforeseen expenses, other unanticipated usages of cash, and/or a negative outcome in the tax audit in Germany (see Note 3.2 herein for additional information) would negatively impact management’s planned operating activities and could result in the use of the Group’s capital resources sooner than currently expect. If the Group were to incur unexpected cash outflows that individually, or collectively, are material, it would have a significant adverse impact on the Group’s financial position, cash holdings and threaten the Group’s ability to continue as a going concern.

Section 2—Basis of Preparation

2.1         Accounting policies and basis of preparation

The unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report. In the opinion of management, the interim condensed consolidated financial statements as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020 include all adjustments considered necessary for a fair presentation of the results of the interim periods presented. The statement of financial position as of December 31, 2020 included herein was derived from the audited consolidated financial statements included in the Annual Report but does not include all disclosures required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). The accounting policies disclosed in the Company’s audited consolidated financial statements included in the Annual Report are consistent with those used to prepare the accompanying interim condensed consolidated financial statements. The results of operations for the six-month period ended June 30, 2021 are not necessarily indicative of the results expected for the full year.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”) and are rounded to the nearest thousand (`000).

There have been no significant changes to the critical accounting policies as disclosed in the Annual Report.

The Group’s condensed consolidated financial statements included herein are presented in USD, which is not the functional currency of the Company. The Group’s financial statements are presented in USD as the result of the Company publicly listing American Depositary Shares (“ADSs”) in the United States. The Company, Operations and FA’s functional currency is the Danish Kroner (“DKK”), FP GmbH’s functional currency is the Euro (“EUR”), and FP USA’s functional currency is the USD.

2.2        New and amendments to accounting standards

Standards effective in 2021:

The IASB issued a number of amendments to standards that became effective in 2021 (“2021 Amendments”). None of the 2021 Amendments had an impact on the Group’s financial statements.

Standards issued but not yet effective:

The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2022 (collectively “New Standards”). None of the New Standards are currently expected to be relevant to or have a material effect on the Group’s consolidated financial statements.

Section 3—Results for the Year

3.1         Share-based payment

Share-based compensation expense included within operating results for each of the six-month periods ended June 30, 2021 and 2020 is as follows:

	Six-Month Period Ended
	June 30,
	2021	2020
	USD `000	USD `000
Research and development	—	54
General and administrative	1	177
Total	1	231

See Note 5.1 for information regarding warrant exercises during April 2021.

3.2         Income tax

Income tax audits in Germany and Denmark

The Danish and German tax authorities were conducting a joint tax audit of the Group’s Danish and German income tax returns covering multiple years through the year ended December 31, 2017. The joint tax audit focused primarily on one intercompany transaction that occurred in 2017 between the Company and FP GmbH (the “Transaction”) to ensure the Transaction was conducted at arm’s length. The Danish and German tax authorities have been unable to reach agreement whether the Transaction was conducted at arm’s length and have terminated the joint audit as the result of the impasse.

Tax audit in Germany

On May 21, 2021, the German tax authorities issued a preliminary audit assessment (the “Preliminary Assessment”) that proposes an increase to FP GmbH’s 2017 taxable income of 265.0 million EUR to 312.1 million EUR ($314.9 million and $370.9 million, respectively, based on the June 30, 2021 exchange rate) The Preliminary Assessment alleges that the Transaction was not conducted at arm’s length. The Company and FP GmbH disagree with the positions taken by the German tax authorities and intend to vigorously defend that the Transaction was conducted at arm’s length and no additional income taxes are due in Germany. FP GmbH has submitted a formal response to the Preliminary Assessment arguing that the Transaction was conducted at arm’s length and why the Preliminary Assessment is incorrect. Management expects the German tax authorities will issue a final assessment, with few or no changes to the Preliminary Assessment, and levy a tax assessment against FP GmbH that is expected to be material to FP GmbH and the Group. Assuming FP GmbH’s taxable income is increased by 265.0 million EUR and offset by FP GmbH’s available net tax loss carryforwards of 11.9 million EUR ($14.1 million based on the June 30, 2021 exchange rate), using the German effective tax rate of 31.9%, and before any applicable interest and/or penalties, this would result in a tax levy of approximate 81 million EUR ($96 million based on the June 30, 2021 exchange rate.)

Management continues to believe that it is probable (i.e., more likely than not) that FP GmbH will not be required to pay additional income taxes to the German tax authorities upon the conclusion of a Mutual Agreement Procedure (“MAP”) and/or litigation against the German tax authorities; however, such determination is inherently subjective and, if it is incorrect, then FP GmbH may be subject to significant additional tax levies that would have a material negative effect on FP GmbH and the Company’s consolidated financial position, operating results and cash holdings.

In the event of a negative outcome in the tax audit and subject to the Group’s ability to get relief from double taxation, an increase in FP GmbH’s taxable income would be taxed at the German effective tax rate of 31.9% while reducing the taxable income in Denmark that was taxed at 22.0%. FP GmbH has available tax loss carryforwards of 11.9 million EUR that could be used to mitigate an increase in FP GmbH’s taxable income. Therefore, an increase in FP GmbH’s taxable income, that is not covered by FP GmbH’s tax loss carryforwards and not subject to minimum taxation rules in Germany, would result in a net increase in the Group’s income tax expense at a rate of approximately 10 percentage points. Assuming FP GmbH’s taxable income is increased by 265.0 million EUR, as set out in the Preliminary Assessment, and offset by FP GmbH’s available tax loss carryforwards of 11.9 million EUR, subject to the Group’s ability to obtain relief from double taxation in Denmark of 58 million EUR ($69 million based on the June 30, 2021 exchange rate), it is estimated that the net increase in the Group’s income tax expense, will be approximately 23 million EUR ($27 million based on the June 30, 2021 exchange rate) before applicable interest and/or penalties.

FP GmbH does not have sufficient liquidity or any other assets enabling it to pay a material tax levy upon issuance of a final tax assessment by the German tax authorities. Upon the receipt of a material tax levy, FP GmbH’s management will need to evaluate whether an over-indebtedness or illiquidity condition exists under German law and whether FP GmbH has become insolvent. FP GmbH will take all available steps to avoid insolvency, including, but not limited to, appealing the tax assessment and requesting suspension of execution of the tax assessment notice.

The cost to pursue litigation in Germany and/or a MAP individually, or in combination with any potential taxes, interest, and penalties due at the ultimate resolution of the litigation and/or MAP, could have a material adverse effect on the Group’s financial position, operating results, and cash holdings. The timing of the completion of the tax audit in Germany is currently unknown.

Tax audit in Denmark

On June 2, 2021, the Company received notice from the Danish tax authorities that they accepted the Group’s 2017 Danish income tax filing and that Danish income tax audit had concluded; however, the Danish tax authorities reserve the right to audit the Danish tax affairs of the Group at a future date. The Danish tax authorities determined that the Transaction could be considered to be at arm’s length terms and found no reason to change the pricing of the Transaction as reported in the Group’s Danish income tax filing.

3.3         Net loss per share

The following reflects the net loss attributable to ordinary shareholders and share data used in the basic and diluted net loss per share computations for each of the six-month periods ended June 30, 2021 and 2020:

	Six-Month Period Ended
	June 30,
	2021	2020
	USD	USD
Net loss attributable to ordinary shareholders of the Company used for computing basic and diluted per share amounts	(1,032)	(2,259)
Weighted average number of ordinary shares used for basic and diluted per share amounts	97,263	95,501

Net loss per share basic and diluted	(0.01)	(0.02)

Amounts within the table above are in thousands except per share amounts.

Basic loss per share amounts are calculated by dividing the net loss for the period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Since the Group has incurred losses for each of the six-month period ended June 30, 2021 and 2020, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts are the same for each period presented.

The share and per share information disclosed above is based on the number of outstanding ordinary shares of the Company and not the number of ADSs outstanding. Therefore, the number of ADSs outstanding has no effect on the share or per-share information disclosed herein. See the Annual Report for additional information.

Section 4—Operating Assets and Liabilities

4.1          Prepaid expenses

	June 30,	December 31,
	2021	2020
	USD `000	USD `000
Insurance	184	329
Other	40	8
Total	224	337

4.2          Other receivables

	June 30,	December 31,
	2021	2020
	USD `000	USD `000
Value added tax receivables (“VAT”)	182	91
Total	182	91

4.3         Cash and cash equivalents

As of June 30, 2021 and December 31, 2020, the cash and cash equivalents of the Group are held primarily at two banks that currently have Moody’s long-term deposit ratings of Aa2 and Aa3, respectively.

4.4         Accrued liabilities

	June 30,	December 31,
	2021	2020
	USD `000	USD `000
Professional advisors	299	339
Other	258	255
Total	557	594

Section 5—Capital Structure and Related Items

5.1         Share capital

In April 2021, the Company issued 1.8 million ordinary shares in connection with the exercise of an equal number of warrants. Proceeds to the Company from the warrant exercises totaled $3,000.

As of June 30, 2021, there are 98.3 million ordinary shares outstanding.

Section 6—Other Disclosures

6.1         Related party disclosures

The Company is controlled by NB FP Investment K/S and its affiliates (collectively, “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

A director of the Company is a partner at the law firm that provides Danish legal services to the Group. Remuneration paid to the law firm is referred to below as “Danish Legal Services.” The director serves on the Company’s board of directors in his individual capacity and not as a representative of the law firm.

On October 10, 2016, a member of the Company’s board of directors entered into a four-year consulting agreement with the Company. The consulting agreement provided for the granting of 121,000 deferred shares (“Deferred Shares”) as the director’s full compensation for the performance of services as defined in the consulting agreement. The Deferred Shares vested in equal increments annually over a four-year period that ended on October 10, 2020. Share-based remuneration recognized in the accompanying consolidated financial statements in connection with the Deferred Shares is referred to in the table below as “Consulting Services.”

The following table provides the total amount of transactions that have been entered into with related parties for each of the six-month periods ended June 30, 2021 and 2020. The amounts stated below exclude VAT:

	Six-Month Period ended
	June 30,
	2021	2020
	USD `000	USD `000
Purchase of services from NB	41	36
Danish Legal Services	215	207
Consulting Services	—	8

The following table provides the total amount owed to and owed by related parties at June 30, 2021 and December 31, 2020. The amounts stated below exclude VAT:

	June 30,	December 31,
	2021	2020
	USD `000	USD `000
Amounts owed to related parties	40	4
Amounts owed by related parties	—	—

6.2         Events after the reporting period

Subsequent to June 30, 2021, there were no events that are required to be reported except the TBA ruling as discussed on Note 1.2.